AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON January 26, 2006

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )


                                  Kintera, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock ($.001 par value)

                         (Title of Class of Securities)

                                    49720P506
                      -------------------------------------
                                 (CUSIP Number)

             (Date of Event Which Requires Filing of this Statement)

                                December 31, 2005
                      -------------------------------------

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         (x)    Rule 13d-1 (b)
         ( )    Rule 13d-1 (c)
         ( )    Rule 13d-1 (d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 49720P506

1        NAME OF REPORTING PERSONS

                  Missouri Valley Partners, Inc.

         IRS Identification Nos. of above persons

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                    (a)____

                                                                    (b)____

3        SEC USE ONLY


4        CITIZENSHIP OR PLACE OF ORGANIZATION

                Missouri

                                   5     SOLE VOTING POWER          1,223,301
                                   ---------------------------------------------
NUMBER OF
SHARES BENE-                       6     SHARED VOTING POWER            0
FICIALLY                           ---------------------------------------------
OWNED BY EACH
REPORTING                          7     SOLE DISPOSITIVE POWER     1,800,236
PERSON WITH:                       ---------------------------------------------

                                   8     SHARED DISPOSITIVE POWER       0
                                   ---------------------------------------------


9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,800,236

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ( )

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                      5.7%

12       TYPE OF REPORTING PERSON (See Instructions)

                             IA - Investment Adviser

ITEM 1 (A) NAME OF ISSUER:
                                  Kintera, Inc.

ITEM 1 (B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                               9605 Scranton Road
                                    Suite 240
                               San Diego, CA 92121

ITEM 2 (A) NAME OF PERSON FILING:

         The names of the person filing this statement (the "Reporting Person") is Missouri Valley Partners, Inc.


ITEM 2 (B) ADDRESS OF PRINCIPAL OFFICE:

         The address of the principal office of the Reporting Persons is 135 North Meramec, Suite 500, St. Louis, MO 63105.

ITEM 2 (C) CITIZENSHIP:    Missouri Corporation

ITEM 2 (D) TITLE OF CLASS OF SECURITIES:

         This statement relates to Common Shares of the Issuer ("Shares").

ITEM 2 (E) CUSIP NUMBER: 49720P506

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a) ( ) Broker  or  dealer  registered under Section 15 of the Exchange
                 Act.

         (b) ( ) Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) ( ) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

         (d) ( ) Investment company registered under Section 8 of the Investment Company Act.

         (e) (x) An investment adviser in  accordance  with Rule 13d-1(b)(1)(ii)
                (E).

         (f) ( ) An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

         (g) ( ) A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

         (h) ( ) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

         (i) ( ) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

         (j) ( ) Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4  OWNERSHIP:

(a) Amount beneficially owned: 1,800,236
(b) Percent of class: 5.7%
(c) Number of shares as to which the person has:
         (i) Sole power to vote or to direct the vote 1,223,301 Shares
        (ii) Shared power to vote or to direct the vote   0
       (iii) Sole power to dispose or to direct the disposition of 1,800,236
        (iv) Shared power to dispose or to direct the disposition of 0

ITEM 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                           Not Applicable

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                           Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                           Not Applicable

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.

                           Not Applicable

ITEM 9   NOTICE OF DISSOLUTION OF GROUP.

                           Not Applicable

ITEM 10  CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 26, 2006


                                          Missouri Valley Partners, Inc.


                                          /s/ Ralph W. Webster III
                                          ------------------------------
                                              Ralph W. Webster III
                                              Chief Operating Officer